STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 5, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re: Cohen & Steers European Realty Shares, Inc.
        File Numbers: 333-140278; 811-22010

Ladies and Gentlemen:

On behalf of Cohen & Steers European Realty Shares, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2007 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

The Amendment is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Mr. John E. McLean, Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc., by Keith A. O’Connell of the Staff in a letter dated February 28, 2007. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information (the “SAI”) are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment. Certain other stylistic and clarifying changes have been made in the Amendment.

PROSPECTUS

Risk/Return Summary, page 1

1.

Staff Comment: Please further clarify which European countries the Fund will invest in. For example, does the Fund anticipate that it will invest primarily in Eastern Europe? We note that the prospectus states, “The Fund is not limited in the extent to which it may invest in real estate equity securities of companies domiciled in emerging market countries.”

Response: The requested disclosure has been added. Under normal market conditions, the Fund intends to emphasize investments in developed countries including, but not limited to, Austria, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. However, the Fund also may invest without limit in companies located in emerging markets, such as those in Eastern Europe.

2.

Staff Comment: Investors often seek to invest in funds that invest in real estate or REITs because they are seeking higher income or dividends. However, many investors may not know that dividends paid by REITs will not generally be able to qualify as qualified dividend income. Please consider whether such disclosure should appear in the summary section.

Response: While applicable U.S. Federal tax laws generally provide that dividends paid by U.S. REITs do not qualify as qualified dividend income, dividends paid by European REITs (or any other type of non-U.S. company) will generally qualify as qualified dividend income if the tax treaty between the U.S. and that country meets certain U.S. requirements. Therefore, there is no blanket disqualification for dividends paid by European REITs (or REIT-like entities) like there is for U.S. REITs and, as such, we have not included such disclosure in the summary section.

Fees and Expenses of the Fund, page 3

3.

Staff Comment: Please inform the Staff whether the end of the Fund’s fiscal year corresponds with the waiver period.

Response: Yes. The Fund's fiscal year end is October 31st. The waiver period in the Prospectus has been revised to extend through October 31, 2008.

4.

Staff Comment: Form N-1A was recently amended to require funds investing in shares of another fund to include in its [sic] prospectus fee table an additional line item disclosing the fees and expenses incurred indirectly as a result of such investments. Please explain to the Staff whether the Fund will invest in other funds.

Response: The Fund does not currently intend to invest in other investment companies. If the Fund does, in the future, invest in other investment companies, it will add an additional line item to its fee and expense table entitled “Acquired Fund Fees and Expenses” and disclose the fees and expenses incurred directly as a result of such investments, in accordance with Form N-1A requirements.

Principal Investment Strategies, page 4

5.

Staff Comment: Please explain to the Staff whether the Fund intends to invest in mortgage REITs. If a material amount will be invested in mortgage REITs, please further disclose such investments.

Response: The Fund does not currently anticipate that it will invest a material amount of its assets in mortgage REITs.

Other Securities, page 5

6.

Staff Comment: The prospectus states, “The Fund may engage in foreign currency transactions, including foreign currency forward contracts, options, swaps and other similar strategic transactions in connection with its investments in securities of non-U.S. companies.” This is listed as a principal investment strategy. Therefore, please also disclose such strategy in the summary section.

Response: The disclosure regarding foreign currency transactions has been moved to “Additional Investment Information.”

7.

Staff Comment: The prospectus states, “The Fund will not invest more than 15% of its total assets in illiquid securities.” (emphasis added). Please change the word “total” to “net.”

Response: The requested change has been made.

Defensive Position, page 6

8.

Staff Comment: The prospectus states, “When it is believed that market or general economic conditions justify a temporary defensive position, the Fund may deviate from its investment objectives and invest all or any portion of its assets in high-grade fixed income securities, without regard to whether the issuer is a real estate company.” Please discuss the maturity of such temporary securities.

Response: The requested disclosure has been added. The Fund may invest all or any portion of its assets in short-term high-grade fixed income securities (emphasis added).

General Risks of Foreign (Non-U.S.) Securities, page 7

9.

Staff Comment: The prospectus states, “Although it is not the Fund’s current intent, the Fund may invest up to 100% of its total assets in foreign securities. In addition, the Fund may invest in foreign securities of companies in so-called “emerging markets” (or lesser developed countries).” (emphasis added.) Please clarify the Fund’s intentions regarding foreign securities. We note that the prospectus states that the Fund will invest “substantially all” its assets in foreign securities. Also, please insert “without limit” or similar language at the end of the second sentence.

Response: The first sentence of that paragraph has been removed. The second sentence relating to emerging markets also has been deleted as there currently is a section entitled “Emerging Market Risk” elsewhere in the section entitled “Principal Risks of the Fund” that adequately discloses the applicable risks.

SAI

Disclosure of Portfolio Holdings, page 10

10.

Staff Comment: The SAI states, “This policy provides that the Investment Manager, upon direction of a senior officer of the Fund, may distribute the Fund’s portfolio holdings for legitimate business purposes to research firms, data providers, trade groups, rating agencies and certain other companies ahead of the general public release of that information.” Please note that such parties should be specifically identified if there are any ongoing arrangements to make available information about the Fund’s portfolio securities to any such person.

Response: The relevant parties have been specifically identified. These parties are: Automatic Data Processing, Inc. (ADP), Charles River Systems, Inc., RR Donnelly Financial, Merrill Corporation, Lipper, Princeton Financial Systems, Inc., Moody’s Investor Services, Inc. and Standards & Poor’s Ratings Group.

11.

Staff Comment: The SAI states, “These firms may distribute reports or conduct internal analysis based on this information so long as they agree to keep the information confidential until it is publicly available. The Investment Manager’s legal and compliance department must review all confidentiality provisions relating to the use of such information, including any exceptions to these procedures.” Please disclose any prohibitions on trading based on the information, and any procedures to monitor the use of this information. See Item 11(f)(1)(ii) of Form N-1A.

Response: This language has been removed from the SAI. The Fund generally does not provide portfolio holdings to any third party until they are made available through the Fund’s website or through some other means of public dissemination. In accordance with its policies and procedures, the Fund may provide portfolio holdings information to third parties who provide necessary or beneficial services when such service providers need access to this information in the performance of their services and are subject to duties of confidentiality (1) imposed by law, including a duty not to trade on non-public information, and/or (2) pursuant to an agreement that confidential information is not to be disclosed or used (including trading on such information) other than as required by law. From time to time, the Fund will communicate with these service providers to confirm that they understand the Fund’s policies and procedures regarding such disclosure.

12.

Staff Comment: Please disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. See Item 11(f)(1)(iv) of Form N-1A.

Response: The requested disclosure has been added. The Fund’s Board of Directors and its Chief Compliance Officer (“CCO”) exercise continuing oversight of the disclosure of the Fund’s portfolio holdings. The CCO oversees the implementation and enforcement of the Fund’s portfolio holdings disclosure policies and procedures and reports to the Board on a regular basis as to any material compliance matters and proposed amendments to the policy. Each of the Board and the CCO evaluates such disclosure in light of the best interests of the Fund’s shareholders and any potential conflicts of interest.

13.

Staff Comment: Please disclose any policies and procedures of the Fund’s investment adviser, or any other third party, that the Fund uses, or that are used on the Fund’s behalf, with respect to the disclosure of the Fund’s portfolio securities to any person. See instruction to Item 11(f)(1).

Response: There are no other policies and procedures that the Fund uses, or that are used on the Fund’s behalf, other than those described in the SAI.

Investment Restrictions, page 10

14.

Staff Comment: The SAI states, the Fund may not “[i]nvest 25% or more of its net assets in securities of issuers in any particular industry, except that the Fund will invest at least 25% of the value of its net assets in securities of companies engaged in the utilities industry and provided that this limitation shall exclude securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.” Please replace “utilities” with “real estate” or a similar term.

Response: The requested change has been made.

GENERAL

15.

Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Substantial information has been added to the Amendment to further complete the Registration Statement, including required exhibits. We understand that you may have further comments on the new portions of the Amendment, disclosures made in response to the Staff’s comments, information supplied supplementally or exhibits added in the Amendment.

16.

Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

Response: The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

17.

Staff Comment: Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section or prospectus apply to other sections or prospectus in the filing that contain the same or similar disclosure.

Response: The Fund believes that the Amendment and this letter respond to the Staff’s comments. The Fund is aware that the Staff’s comments given in one section apply to other sections in the Registration Statement that contain the same or similar disclosure, and such conforming changes have been made.

18.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the funds and their management are in possession of all facts relating to the funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, for each of the funds, please furnish a letter acknowledging that

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclosure the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*     *     *     *     *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Registration Statement. The Fund is filing an acceleration request concurrent with this filing of the Amendment requesting acceleration of the effectiveness of the Registration Statement to April 13, 2007, or as soon thereafter as may be practicable.

Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6443 or Janna Manes of this office at 212.806.6141.

Very truly yours,

Nicole M. Runyan

cc: John E. McLean
        Janna Manes

Cohen & Steers European Realty Shares, Inc.
280 Park Avenue
New York, New York 10017

April 5, 2007

Securities and Exchange Commission
Division ofInvestment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keith A. O’Connell, Esq.

Re: Cohen & Steers European Realty Shares, Inc.
        Registration Statement on Form N-1A
        (File Numbers: 333-140278; 811-22010)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Registrant acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclosure the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS EUROPEAN REALTY SHARES, INC.

By: /s/ John E. McLean

        John E. McLean
        Secretary